Exhibit 99.1

Fusion Fuel Highlights Announced Exploration Plan at Jaguar Uranium’s Huemul Project, Potential Royalty Portfolio Income

Planned acquisition of controlling interest in Royal Uranium expected to provide Fusion Fuel with 1.0% NSR royalty exposure to Huemul Project, Part of Argentina’s Historic Critical Metals Mining District

Dublin, Ireland, April 20, 2026 (GLOBE NEWSWIRE) - Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today highlighted potential royalty income tied to the 1.0% net smelter return (“NSR”) royalty held by Royal Uranium Inc. (“Royal Uranium”) on the Huemul Project, a 27,700-hectare uranium-copper-vanadium district in Mendoza Province, Argentina, centered on Argentina’s first-ever producing uranium mine.

Through Fusion Fuel’s previously announced planned acquisition of a controlling interest in Royal Uranium, the Company expects to gain capital-efficient royalty exposure to potential future production from the Huemul Project.

As announced by Jaguar, the Huemul Project is situated within the Province of Mendoza, Argentina. Spanning 27,700 hectares, the project represents a district-scale exploration and past-producing asset anchored by the historic Huemul mine, which operated from 1955 to 1975 under Argentina’s Comisión Nacional de Energía Atómica (CNEA), processing approximately 130,000 tons of ore and historic head grades of 0.21% uranium, 2.0% copper, and 0.11% vanadium. Production is believed to have ceased in the mid-1970s due in part to low uranium prices.

Jaguar has outlined a two-phase exploration plan for the Huemul Project. Exploration activities are expected to commence following Jaguar’s anticipated submission and approval of an environmental baseline study, subject to applicable regulatory approvals.

Fusion Fuel believes that Jaguar’s announced exploration plan would further support the long-term value potential of its anticipated royalty platform. Through its anticipated interest in Royal Uranium, Fusion Fuel believes it will gain capital-efficient exposure to exploration and development activity across multiple projects.

Under the NSR royalty structure, Fusion Fuel would be entitled to receive a percentage of revenue from mineral production, net of certain deductions. Fusion Fuel believes this structure aligns with its strategy of building a diversified, capital-efficient royalty platform with exposure to critical energy and resource markets.

“The announced exploration plan of Jaguar at the Huemul Project is anticipated to represent an important step in advancing a broader portfolio of critical mineral assets that we expect to have potential exposure to through our planned acquisition of Royal Uranium,” said John-Paul Backwell, Chief Executive Officer and Chairman of Fusion Fuel. “As global demand for uranium and other critical minerals continues to accelerate, we believe our strategy of building a diversified, capital-efficient royalty platform may position Fusion Fuel to benefit from potential long-term commodity upside.”

Fusion Fuel previously announced that it entered into a Share Exchange Agreement, dated February 18, 2026 (the “Share Exchange Agreement”), to acquire a controlling interest in Royal Uranium as part of its strategy to establish a diversified energy commodity royalty platform with exposure to critical energy resources, including uranium and natural gas. A further description of the terms and conditions of the proposed transaction has been disclosed in a Form 6-K/A furnished with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2026.

About Royal Uranium Inc.

Royal Uranium is a private energy royalty entity holding a portfolio of tier one high-quality uranium and natural gas royalties across premier mining jurisdictions in the Americas, operated by experienced industry partners. The portfolio is designed to provide long-duration exposure to commodity price upside while minimizing operating risk through the royalty model. For more information, please visit www.royaluranium.com.

ABOUT FUSION FUEL GREEN PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) offers a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), Bright Hydrogen Solutions Limited (“BrightHy Solutions”), and Biosteam Energy (Proprietary) Limited (“BioSteam Energy”) businesses. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy Solutions, the Company’s hydrogen solutions platform, delivers innovative engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include, but are not limited to, statements regarding the scope, timing and results of Jaguar’s planned exploration activities at the Huemul Project; the submission, review and acceptance of environmental baseline studies and the receipt of required regulatory approvals; the historical significance and exploration potential of the Huemul Project and surrounding district; and the anticipated phases and objectives of the Jaguar’s exploration plans. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the availability and quality of historical data; the outcome of environmental and regulatory review processes; the availability of qualified personnel, contractors and equipment; access to exploration sites; political, legal and regulatory conditions in Argentina and the United States; market conditions and commodity prices; the availability of financing on acceptable terms; other risks described under “Risk Factors” in Jaguar’s Registration Statement on Form S-1 (File No. 333-292006), as amended, and in subsequent filings with the SEC; the ability of the parties to the Share Exchange Agreement to complete the transaction, the Company’s ability to integrate Royal Uranium’s assets into its business, the ability of the parties to obtain Irish regulatory approval and any other required third-party consents and approvals in connection with the transaction, obtain the approval of the Company’s shareholders, and to meet all other closing conditions; the realization of revenues from the assets of Royal Uranium, including its royalties, which may depend on, among other things, the commercial development of uranium, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, regulatory approval, and market demand for uranium; volatility in uranium and natural gas commodity prices, which directly affect the potential value of NSR and other royalty interests; the risk that operators of royalty-bearing properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles; the possibility that exploration activities, including those authorized under recently obtained permits, may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves; the dependence of the Company on third-party operators over whom it has no operational control, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where the royalty assets are located, including Argentina, may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes; the risk that royalty agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company’s business on net sales, revenues, income from continuing operations, or other results of operations; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025, and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

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